FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         for the month of November 2002



                               FILA HOLDING S.p.A.
                               -------------------
                 (Translation of registrant's name into English)

                            Viale Cesare Battisti 26
                               13900 Biella, Italy
                    (Address of principal executive offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F x    Form 40-F



                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                   Yes     No x

                                      INDEX


1. Condensed Consolidated Balance Sheets as of September 30, 2002 (unaudited), December 31, 2001 and September 30, 2001 (unaudited);

2. Consolidated Statements of Operations for the three months ended September 30, 2002 (unaudited) and September 30, 2001 (unaudited) and for the nine months ended September 30, 2002 (unaudited) and September 30, 2001 (unaudited)

3. Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2002 (unaudited) and September 30, 2001 (unaudited);

4. Condensed Consolidated Statement of Changes in Shareholders' Equity for the period from December 31, 2001 through September 30, 2002 (unaudited);

5.   Notes to the Consolidated Financial Statements;

6. Management's Discussion and Analysis of Results of Operations and Financial Condition;

7.   Press Release dated November 6, 2002.

1)                           FILA HOLDING S.p.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      As of September 30, 2002 (Unaudited),
              December 31, 2001 and September 30, 2001 (Unaudited)


                                                               September 30,    December 31,    September 30,
                                                                    2002            2001            2001
                                                              -------------------------------------------------
ASSETS                                                                  (in thousands of Euro)
Current assets:
Cash and cash equivalents                                            37,152          36,697          29,508
Restricted bank deposit                                              58,637               -               -
Trade receivables, net of allowance for doubtful
   accounts of Euro 29,523 at September 30, 2002,
   Euro 28,562 at December 31, 2001 and
   Euro 25,715 at September 30, 2001                                203,977         202,555         259,165
Inventories                                                         176,331         234,953         240,141
Other current assets                                                 73,411          93,937          90,190
                                                                   --------        --------       ---------
 Total current assets                                               549,508         568,142         619,004

Property, plant and equipment, net                                  100,166         113,661         114,160

Goodwill, net of accumulated amortization                                 -          15,628          16,087
Other intangible assets, net of accumulated amortization             17,322          15,135          15,682
Deferred income taxes                                                 6,854           7,102           6,668
Other assets                                                          8,191          12,292          15,918
                                                                   --------        --------       ---------

Total assets                                                        682,041         731,960         787,519
                                                                   ========        ========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank borrowings                                                     184,612         223,018         219,893
Short-term debt and current portion of long-term debt                91,568          84,589         125,071
Short-term debt from related parties                                142,527          76,555          47,487
Trade payables                                                      136,648         139,774         139,699
Other current liabilities                                            84,245          89,937          89,666
                                                                   --------        --------       ---------
  Total current liabilities                                         639,600         613,873         621,816

Termination indemnities                                               7,460           6,848           6,828
Long-term debt, less current portion                                  3,949          12,376          12,724
Minority interests                                                    2,232           2,422           2,213
Other non-current liabilities                                         7,715           7,853           7,637

Shareholders' equity
Share capital  30,555,206 shares authorized, issued and
outstanding
  at September 30, 2002, par value Euro 1.00 per share               30,555          79,444          79,444
Additional paid in capital                                                -         104,708         104,708
Accumulated deficit                                                 (30,769)       (120,938)        (68,841)
Foreign currency translation adjustments                             21,299          24,523          20,139
Revaluation reserve                                                       -             851             851
                                                                   --------        --------       ---------
  Total shareholders' equity                                         21,085          88,588         136,301
                                                                   --------        --------       ---------

Total liabilities and shareholders' equity                          682,041         731,960         787,519
                                                                   ========        ========       =========

2)                                             FILA HOLDING S.p.A.
                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                       FOR THE THREE MONTHS              FOR THE NINE MONTHS
                                                        ENDED SEPTEMBER 30,               ENDED SEPTEMBER 30,
                                                       2002           2001               2002           2001
                                                       ----           ----               ----           ----

                                                        (in thousands of Euro, except for earnings per share)
Net revenues:
  Net direct sales                                       257,272        278,926            703,025        729,421
  Royalty income                                           5,553          5,485             17,832         16,991
  Other revenues                                           1,492          2,262              8,072          7,167
                                                      ----------     ----------         ----------     ----------
                                                         264,317        286,673            728,929        753,579

Cost of sales                                            163,240        186,766            454,844        479,151
                                                      ----------     ----------         ----------     ----------

Gross profit                                             101,077         99,907            274,085        274,428

Selling, general and
  administrative expenses                                 83,399        102,132            258,781        298,773
                                                      ----------     ----------         ----------     ----------

Income (loss) from operations                             17,678         (2,225)            15,304        (24,345)

Other income (expense):
Interest income                                              442            260              1,491          1,861
Interest expense                                          (5,947)        (6,791)           (18,405)       (23,215)
Foreign exchange losses                                   (4,504)        (2,698)           (24,917)        (3,489)
Other expense, net                                           (83)       (15,391)           (22,248)       (20,734)
                                                      ----------     ----------         ----------     ----------
                                                         (10,092)       (24,620)           (64,079)       (45,577)
                                                      ----------     ----------         ----------     ----------

Income (loss) before income taxes                          7,586        (26,845)           (48,775)       (69,922)

Income taxes expense                                       4,810          8,889             15,504         17,698
                                                      ----------     ----------         ----------     ----------

Net income (loss)                                          2,776        (35,734)           (64,279)       (87,620)
                                                      ==========     ==========         ==========     ==========

Income (loss) per share (in Euro)                           0.09          -1.44              -2.10          -4.99

average number of ordinary
 shares outstanding (1):                              30,555,206     24,782,842         30,555,206     17,560,006


(1) reflecting the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002

3)                                       FILA HOLDING S.p.A.
                     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                           FOR THE NINE MONTHS
                                                                           ENDED SEPTEMBER 30,
                                                                        2002                2001
                                                                  -------------------------------------
                                                                           (in thousands of Euro)
Cash Flows from Operating Activities:
 Net loss                                                              (64,279)           (87,620)
 Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                                      17,394             20,249
      Write-off of Goodwill Fila UK Ltd.                                 14,709                  -
      Deferred income taxes                                             (2,075)              1,265
      Unrealized foreign currency transaction loss                          203              6,956
      Impairment loss on Hdp Net                                            486                  -
      Provision for termination indemnities                               1,534              1,305
      Provision for doubtful accounts                                     7,158              8,635
      Changes in operating assets and liabilities
          Accounts receivable                                           (12,889)           (54,477)
          Inventories                                                    40,074            (9,042)
          Taxes receivable                                                 (815)            (3,890)
          Trade payables                                                 11,150             32,188
          Income taxes payable                                           (2,701)               246
          Other-net                                                      11,894             14,727
                                                                       --------           --------
             Net cash provided by (used in) operating activities         21,843           (69,458)

Cash Flows from Investing Activities:
  Proceeds from disposals of property, plant and equipment                  481              1,043
  Proceeds from disposals of Hdp Net investment                           1,664                  -
  Additions to property, plant and equipment                             (6,520)           (16,188)
  Additions to intangible assets                                         (6,956)           (10,029)
                                                                       --------           --------
             Net cash used in investing activities                      (11,331)           (25,174)

Cash Flows from Financing Activities:
  Proceeds from issuance of share capital                                     -            146,665
  Payments on short-term debt                                              (482)           (37,196)
  Deposits on restricted bank accounts as a guarantee for               (58,637)                 -
      credit lines
  Payments on short-term debt to related parties                              -            (60,986)
  Proceeds from short-term debt from related parties                     65,972
  Net change in short-term bank borrowings                              (18,066)            39,295
                                                                       --------           --------
             Net cash (used in) provided by financing activities        (11,213)            87,778

Effect of exchange rates on cash and cash equivalents                     1,156             (1,812)
                                                                       --------           --------
Net increase (decrease) in cash and cash equivalents                        455             (8,666)
Cash and cash equivalents at beginning of year                           36,697             38,174
                                                                       --------           --------

Cash and cash equivalents at end of the period                           37,152             29,508
                                                                       --------           --------

4)                                                  FILA HOLDING S.p.A.
                            CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                           FOR THE PERIOD FROM DECEMBER 31, 2001
                                          THROUGH SEPTEMBER 30, 2002 (UNAUDITED)

                                                                 Retained earnings
                                                                 -----------------
                                                                Other       Reserve      Foreign
                                                   Additional  retained   for purchase   currency
                                          Share     paid in    earnings   of treasury   translation   Revaluation
                                         Capital    Capital    (deficit)     Stock      adjustments     Reserves    Total
                                        ---------  ----------  ---------  ------------  -----------   -----------   -----
                                                               (in thousands of Euro)

BALANCE AT DECEMBER 31, 2001              79,444     104,708   (121,782)        844        24,523          851      88,588

Change in reserve of treasury stock                                 595        (595)                                     0

Translation adjustments                                                                    (3,224)                  (3,224)

Net loss for the period                                         (64,279)                                           (64,279)

Utilization of revaluation reserves
for coverage of losses (1)                                          851                                   (851)          0

Utilization of additional paid in
capital for coverage of losses (2)                  (104,708)   104,708                                                  0

Decrease of share capital for coverage
 of losses (2)                           (48,889)                48,889                                                  0
                                                                                                                         0
                                         --------   --------   --------        -----      --------       ------    --------

BALANCE AT SEPTEMBER 30, 2002             30,555           0    (31,018)        249        21,299            0      21,085
                                         ========   ========   ========        =====      ========       ======    ========

(1) In accordance with the Shareholders' meeting resolution dated April 22, 2002
(2) In accordance with the Shareholders' meeting resolution dated September 23,
2002

5.       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The accompanying condensed consolidated financial statements as of September 30, 2002 and September 30, 2001 have been prepared by Fila Holding S.p.A. ("Fila") and are unaudited. However, in the opinion of management, all adjustments necessary for a fair presentation of Fila's financial position at those dates, and its results of operations and cash flows for those periods, have been made. These financial statements should be read in conjunction with Fila's audited consolidated financial statements for the year ended December 31, 2001 and the notes thereto.

Fila's results of operations for the three months ended September 30, 2002 are not necessarily indicative of its operating results for the full year.

Fila's condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Italy ("Italian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Fila's consolidated financial statements for the year ended December 31, 2001 include a discussion of the principal differences between Italian GAAP and U.S. GAAP.

6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

Total Net Revenues. For the third quarter of 2002, Fila's total net revenues (consisting of net direct sales of products, royalty income and other revenues) were (euro) 264.3 million, down 8% from (euro) 286.7 million in the corresponding period of 2001. In particular, net direct sales were down by 8% to
(euro) 257.3 million, royalty income increased by 1% to (euro) 5.6 million, and other revenues were (euro) 1.5 million.

Converted into U.S. dollars, at the average exchange rate of(euro)1.00= U.S.$
0.984 for the quarter ended September 30th 2002 and(euro)1.00= U.S.$ 0.891 for the corresponding 2001 period, Fila's third quarter 2002 net direct sales were U.S.$ 260.1 million compared with U.S.$ 255.4 million in the same period of the previous year. In addition to the exchange rate, net direct sales have been impacted by the reduced business of several subsidiaries that are being discontinued.

In the third quarter of 2002, net direct sales of apparel increased by 4% to
(euro) 159.6 million compared with the same 2001 period and footwear decreased by 22% to (euro) 97.7 million. Sales in Europe decreased by 22% to (euro) 89.6 million, with apparel down by 3% and footwear down by 30%. U.S. sales (in Euro) increased by 19% compared with the same period of 2001 (or increased by 31% in U.S. Dollar terms), with apparel sales increasing by 36% to (euro) 67.0 million and footwear sales decreasing by 4% to (euro) 34.9 million.

With regards to sales in the Rest of the World, the Korean market recorded a good performance (+11% in local currency in the quarter), but as a whole, sales of this area were down by 16%, affected by the discontinuation of the Australian and Brazilian subsidiaries and the sales decrease in Latin America.

In the third quarter of 2002, gross profit was (euro) 101.1 million compared with (euro) 99.9 million in the corresponding 2001 period and representing 38.2% of total net revenues compared to 34.9% in the third quarter of 2001.
The higher profitability came mainly from Korea and the United States (both Enyce and Fila brands), although both results were affected by currency depreciation, and from a lower incidence of obsolete sales.

SG&A expenses for the quarter totaled (euro) 83.4 million (representing 31.6% of net revenues), down by 18% versus (euro) 102.1 million (or 35.6% of net revenues) in the previous year. The incidence of fixed costs on total net revenues decreased to only 28.2%.

As a consequence of the above mentioned factors, income from operations in the quarter was (euro) 17.7 million compared with an operating loss of (euro) 2.2 million in the second quarter of 2001.

Other expenses for the quarter were (euro)10.1 million compared with (euro)24.6 million for the corresponding quarter of last year, when other expenses included provisions for high extraordinary costs.

Net income before income taxes in the third quarter of 2002 was (euro) 7.6 million compared with a loss of (euro) 26.8 million in the same quarter of 2001.

Income taxes were (euro)4.8 million compared with (euro)8.9 million in the corresponding quarter of 2001; income taxes were related to Korea and Fila USA (for Enyce) and to the write-off of a deferred tax asset in Fila Deutschland.

Net income for the quarter was (euro) 2.8 million compared with a net loss of
(euro) 35.7 million in the third quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

Working capital. Net working capital as of September 30th, 2002 was (euro)232.8 million compared with (euro)360.1 million as of September 30th, 2001 (a 35% decrease). As a result, the working capital turnover ratio went from 35.7% in September 2001 to 23.9% in September 2002. Inventory as of September 30th, 2002 was (euro)176.3 million, compared with (euro)240.1 million as of September 30th, 2001. Trade receivables as of September 30th, 2002 were (euro)204.0 million compared with (euro)259.2 million in the prior year. Net working capital items have been positively impacted by the discontinuation process of some subsidiaries started already some months ago.

Capital expenditures for the first nine months of the year were (euro) 13.5 million mainly related to investments in Business to Business project and SAP implementation.

Financial indebtedness. As of September 30th, 2002, net financial debt was
(euro) 326.9 million compared with (euro) 375.7 million as of September 30th, 2001.

Fila's results for the third quarter and its financial statements as of September 30, 2002 do not reflect the effect of the share capital increase in progress.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:





FILA HOLDING S.p.A.


by

Marco Isaia
Managing Director

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 7, 2002

                                                   FILA HOLDING S.p.A.


                                                   By: /s/ Marco Isaia
                                                       -----------------------
                                                       Marco Isaia
                                                       Chief Executive Officer